Morgan Stanley Institutional Fund Trust
522 Fifth Avenue
New York, NY 10036

January 29, 2010

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Fund Trust
(File No. 2-89729; 811-03980)

Dear Mr. Greene:

     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2009 incorporating changes to the Prospectuses of the various portfolios of the Fund (the “Portfolios”) and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 90 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about January 29, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940. Please ensure that the Fund is in compliance with this Rule in respect of its fidelity bond filings for 2005 and 2006.

Response 2. The Fund filed a copy of its fidelity bond for 2005 and 2006 on April 4, 2007. We believe that the Fund is in full compliance with its fidelity bond filings under Rule 17g-1(g).

COMMENTS TO THE FIXED INCOME PORTFOLIOS PROSPECTUS

Comment 3.	As many of the Portfolios offered by the Prospectus may invest in derivatives, which may give rise to a form of leverage, please ensure that the Prospectus includes disclosure regarding earmarking or segregation requirements relating to the use of leverage.

Response 3. A discussion of the use of leverage and related earmarking or segregation requirements is contained in the section of the Prospectus entitled “Additional Information about the Portfolios’ Investment Strategies and Related Risks—Derivatives.”

Comment 4.	With respect to the Portfolios that include the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table, please add the word “Net” to the sixth line of the table.

Response 4. We respectfully acknowledge the comment, but believe that the line item as currently drafted reflects the disclosure required by Form N-1A.

Comment 5.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items. Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table for each Portfolio are required or permitted by the Form.

Response 5. We have reviewed and amended certain footnotes. With respect to the footnote describing the fee waivers in place for certain portfolios, we have amended the language from that which was included in the Fund’s registration statement on Form N-1A filed on November 25, 2009. We expect these fee waivers to be in place for at least one year. We believe that the footnotes as amended are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table or the Average Annual Total Return Table.

Comment 6.	For each Portfolio, the disclosure in the first paragraph of the section titled “Portfolio Summary--Principal Investment Strategies,” indicates that derivative instruments will be counted towards the Portfolio’s 80% investment policy to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to the securities included within that policy. Please explain what economic considerations are analyzed in making this determination.

Response 6. In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, a Portfolio would apply exposure from derivatives towards its “names rule” basket only if the exposure has economic characteristics similar to the securities included within that Portfolio’s 80% policy.

Comment 7.	With respect to the Intermediate Duration Portfolio, please confirm whether the Portfolio may invest in forward foreign currency exchange contracts.

Response 7. The disclosure has been revised to remove references to forward foreign currency exchange contracts.

Comment 8.	With respect to each Portfolio, the disclosure in the section of the Prospectus entitled “Fund Summary—Investment Adviser” states that a particular team manages the Portfolio. Please confirm that every member of the team manages the Portfolio, otherwise please revise the disclosure.

Response 8. Each Portfolio is managed by some, but not necessarily all, members of a particular team. The disclosure in this section (for each Portfolio) has been revised to state, “The Portfolio is managed by members of the [team name] team.”

Comment 9.	With respect to the Core Plus Fixed Income Portfolio and the Municipal Portfolio, the “Portfolio Summary—Principal Investment Strategy” section indicates that the Portfolio may invest in public bank loans made by banks or other financial institutions. Please provide a description of these securities and their markets.

Response 9. A further description of public bank loans, including the market and risks associated with these investments, is included in the section entitled “Additional Information about the Portfolios’ Investment Strategies and Related Risks—Public Bank Loans.” We have also revised the disclosure in the Portfolio Summary section to summarize this disclosure, as requested.

Comment 10.	Certain of the Portfolios can invest in to-be-announced mortgage pass-through securities, which settle on a delayed delivery basis. If the Portfolios need to segregate assets with respect to these investments, please disclose.

Response 10. The Portfolios that invest in to-be-announced mortgage pass-through securities do segregate assets with respect to these investments. Disclosure regarding the segregation of assets with respect to investments in to-be-announced mortgage pass-through securities has been added to the Statement of Additional Information.

Comment 11.	Consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the International Fixed Income Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 11. We confirm that the International Fixed Income Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Comment 12.	With respect to the Portfolios that may invest in inverse floating rate obligations (“inverse floaters”), please supplementally confirm whether these Portfolios invest in inverse floaters by participating in the sponsorship of these instruments or buying them in the market.

Response 12. The Portfolios invest in inverse floaters by buying them in the market.

Comment 13.	The description of inverse floating rate municipal obligations contained in the section entitled “Additional Information about the Portfolios’ Investment Strategies and Related Risks” refers to special purpose trusts used to create this type of inverse floater. If the Portfolio that may invest in these inverse floaters creates or sponsors the special purpose trusts, consider adding risk disclosure relating to potential defaults on interest or principal payments to which the Portfolio may be exposed.

Response 13. The Portfolio that may invest in these instruments does not create or sponsor the special purpose trusts.

Comment 14.	In the section entitled “Portfolio Summary—Municipal Portfolio—Principal Investment Strategies,” please insert a parenthesis at the end of the second sentence.

Response 14. The requested change has been made.

Comment 15.	With respect to the emerging market securities and public bank loans in which certain Portfolios may invest, please consider indicating the percentage of assets a Portfolio is permitted to invest in each. Further, the description of public bank loans indicates that “certain public bank loans are illiquid…” Please supplementally confirm what “certain” means--a small number or the majority of public bank loans.

Response 15. Consistent with disclosure regarding other types of Portfolio investments, each Portfolio does not disclose the percentage of its assets invested in any one type of investment as this may fluctuate over time. We believe this to be consistent with the requirements of Form N-1A. Further, it is not possible to determine the number of public bank loans in the market that are illiquid at any given time. In addition, it is expected that the percentage of these investments that are illiquid would constantly fluctuate due to a number of factors including trading and market conditions.

COMMENTS TO THE MID CAP GROWTH PORTFOLIO PROSPECTUS

Comment 16.	Disclosure in the section entitled “Principal Investment Strategies” states that “The Investment Adviser seeks to invest in high quality companies…” Please confirm whether this refers to companies that carry a rating in the top two ratings categories by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or by Moody’s Investors Service, Inc. (“Moody’s”).

Response 16. The quality of a company in which the Portfolio invests is determined by the investment adviser’s investment process and by proprietary criteria of the investment adviser, and is not determined by the ratings of S&P and Moody’s.

Comment 17.	If the convertible securities in which the Portfolio may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 17. Currently, the Portfolio does not invest in convertible securities rated below investment grade.

Comment 18.	In the section of the Prospectus entitled “Details of the Portfolio—Approach,” the disclosure states that the Portfolio selects issuers of mid cap companies, most with market capitalizations of less than $35 billion. Please replace this disclosure with a market capitalization range that includes a minimum and maximum dollar amount.

Response 18. The requested disclosure has been added.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 19.	In the description of the Investment Company Securities in which the Portfolios may invest, the disclosure indicates that these may include securities of unregistered investment companies. If these include hedge funds, please add this to the disclosure.

Response 19. The Portfolios do not invest in hedge funds.

Comment 20.	Please confirm that the Portfolios’ concentration policy set forth under Investment Restriction #7 complies with the position of the Commission’s Staff that a concentration policy applies to investments of 25% or more.

Response 20. Although the Portfolios’ concentration policy set forth under Investment Restriction #7 refers to investments of more than 25%, each Portfolio complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 21.	With respect to Investment Restriction #8 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Portfolios’ policy regarding the issuance of senior securities.

Response 21. An explanation of the Portfolios’ policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Description of the Fund and its Investments and Risks— Investment Strategies and Risks—Borrowing.”

        As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6960 (tel) or (646) 329-9957 (fax). Thank you.

Best regards,

/s/ Lou Anne McInnis

Lou Anne McInnis